SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

DUOS TECHNOLOGIES GROUP, inc.

(Name of Issuer)

COMMON Stock, $0.001 par value

(Title of Class of Securities)

266042100

(CUSIP Number)

December 21, 2016

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

1.	NAME OF REPORTING PERSON Justin Keener S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,087,718 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 5,087,718 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,087,718 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.80%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.

Duos Technologies Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

6622 Southpoint Drive South, Suite 310 Jacksonville, Florida 32216

Item 2(a).	Names of Person Filing.

Justin Keener (“KEENER”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

3960 Howard Hughes Parkway Las Vegas, NV 89169

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

266042100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof, KEENER is the beneficial owner of 5,087,718 shares of Common Stock. Such shares of Common Stock are issuable upon exercise of certain warrants held by KEENER.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by KEENER: 5,087,718 shares of Common Stock of the Issuer.

(b)	Percent of Class: KEENER beneficially holds 6.80% of the Issuer’s issued and outstanding Common Stock (based on 69,709,075 shares of Common Stock issued and outstanding, as stated by the Issuer in its Preliminary Proxy Statement on Schedule 14A, as filed on February 1, 2017 with the Securities and Exchange Commission, plus the 5,087,718 shares of Common Stock issuable to KEENER upon exercise of certain warrants issued to KEENER on December 21, 2016 and January 25, 2017 (the “Warrants”). The Warrants are convertible into 5,087,718 shares of Common Stock, however, the aggregate number of shares of Common Stock into which the Warrants are exercisable and which KEENER has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by KEENER, including the shares of Common Stock subject to this Schedule 13G, does not exceed 9.99% of the total outstanding shares of Common Stock. In addition, KEENER (i) also holds a promissory note (the “Note”), which is currently not convertible and only becomes convertible into shares of Common Stock upon an event of default and would be subject to a beneficial ownership limitation of 9.99% of the total outstanding shares of Common Stock and (ii) will be issued up to $228,947.40 of shares of Common Stock of the Issuer (subject to a beneficial ownership limitation of 9.99%) within five days of the Issuer consummating a public offering ("Origination Shares"), which such public offering is anticipated to occur on or before May 30, 2017. Since the Notes are not currently convertible and the Origination Shares are not issuable in the next 60 days, KEENER does not beneficially own any of such shares.

(c)	Number of shares as to which KEENER has:

(i)	Sole power to direct the vote: 5,087,718 shares of Common Stock of the Issuer.

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or direct the disposition of the Common Stock: 5,087,718 shares of Common Stock of the Issuer.

(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2017

JUSTIN KEENER

By:	/s/Justin Keener
Name: Justin Keener
Title: